

336 WEST 37ᵀᴴ STREET, SUITE 410
NEW YORK, NY 10018
P-212-564-1111   F-212-564-4799

By Fax to 202-772-9202

September 20, 2007

Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549-3561

Dear Ms. Singleton:

This is to confirm our conversation on Tuesday, September 18, 2007 in which you agreed to
our requests, including the postponement of the deadline for submission of our replies until
Friday, September 28, 2007.

√ OK

Again, thank you for you consideration in this matter.

Sincerely,

Ian E. Chason
Executive Vice President and
Chief Financial Officer